SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


                  Report on Form 6-K for the month of July 2003

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England

          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                    ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes: |_|    No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes: |_|    No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes: |_|    No: |X|


     Enclosures:

     1. Notification dated 1 July 2003 in respect of the six monthly block listing return for Savings Related Share Option Schemes and the Executive Option Schemes.
     2. Notification dated 14 July 2003 in respect of a strategic review of Afrox Healthcare.


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


     3. Notification dated 31 July 2003 that The BOC Group plc will be announcing its nine months results on Tuesday 5 August 2003.






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

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                INFORMATION SERVICE AT 16.06 HRS ON 1 JULY 2003
                       UNDER REF NO PRNUK-0107031604-262A
SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:        Listing Applications
           UK Listing Authority
           Financial Services Authority
           25, The North Colonnade
           Canary Wharf
           London, E14 5HS

                  Please ensure the entries on this return are
type
--------------------------------------------------------------------------------
1. Name of company              The BOC Group plc
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
2. Name of scheme               Savings-Related Share Option Scheme
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
3.  Period of return:            From 1 January 2003 to 30 June 2003
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
4.  Number and class of share(s) (amount of stock/debt          6,513,994
    security) not issued under scheme
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
5.  Number of shares issued/allotted under scheme during        116,330
    period:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
6.  Balance under scheme not yet issued/allotted at end of      6,397,664
    period
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
7.  Number and class of share(s) (amount of         Listing granted on
    stock/debt securities) originally listed        5 April 1978 for Ordinary
    and the date of admission;                      shares of 25p each
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Please confirm total number of shares in issue at the end of the period in order for us to update our records 497,586,315 Ordinary shares of 25p each
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Contact for queries:  Karen Weston                  Address: The BOC Group plc,
                                                    Chertsey Road,
                                                    Windlesham, Surrey, GU20 6HJ
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name:  Karen Weston                                 Telephone:  01276 807388
--------------------------------------------------------------------------------

Person making return                                Name:  Karen Weston
Position:  Administration Assistant, Company Secretarial Department

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:        Listing Applications
           UK Listing Authority
           Financial Services Authority
           25, The North Colonnade
           Canary Wharf
           London, E14 5HS

                Please ensure the entries on this return are type
--------------------------------------------------------------------------------
1.  Name of company             The BOC Group plc
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
2.  Name of scheme              Executive Share Option Scheme
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
3.  Period of return:           From 1 January 2003 to 30 June 2003
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
4.  Number and class of share(s) (amount of stock/debt         11,802,137
    security) not issued under scheme
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
5.  Number of shares issued/allotted under scheme              109,000
    during period:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
6.  Balance under scheme not yet issued/allotted at end        11,693,137
    of period
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
7.  Number and class of share(s) (amount of         Listing granted on
    stock/debt securities) originally listed        20 March 1985 for Ordinary
    and the date of admission;                      shares of 25p each
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Please confirm total number of shares in issue at the end of the period in order for us to update our records 497,586,315 Ordinary shares of 25p each
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Contact for queries:  Karen Weston                  Address: The BOC Group plc,
                                                    Chertsey Road,
                                                    Windlesham, Surrey, GU20 6HJ
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name:  Karen Weston                                 Telephone:  01276 807388
--------------------------------------------------------------------------------

Person making return                                Name:  Karen Weston
Position:  Administration Assistant, Company Secretarial Department

       THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION
                      SERVICE AT 08.20 HRS ON 14 JULY 2003

                      UNDER REF. NO. PRNUK-1407030817-9735



Strategic review of Afrox Healthcare

Windlesham, UK, 14 July 2003 -- African Oxygen Limited ("Afrox") has today issued a cautionary announcement to the JSE Securities Exchange. The announcement observes that Afrox is in the process of considering its strategic options with regard to its shareholding in Afrox Healthcare Limited. These discussions may or may not lead to a change in the shareholding of Afrox in Afrox Healthcare Limited.

Afrox Managing Director, Rick Hogben, says "Afrox Healthcare is a successful business and has delivered good returns for Afrox but, as one would expect, the board continually looks at the markets and businesses in which we operate.

"In terms of good corporate governance, the cautionary announcement was issued to protect current and prospective investors in both Afrox and Afrox Healthcare and is not an indication that any corporate action will necessarily flow from the strategic review process.

"I also want to take this opportunity to assure all doctors and staff in Afrox Healthcare that we are fully aware of their importance to the company and are taking that into account in our deliberations."

Afrox Healthcare Limited is a majority-owned subsidiary of African Oxygen Limited (Afrox), BOC's gases company based in South Africa. Both companies are listed on the JSE Securities Exchange. The BOC Group owns approximately 56 per cent of Afrox, which in turn owns some 69 per cent of Afrox Healthcare Limited. BOC's economic interest in Afrox healthcare is therefore 39 per cent.

The BOC Group, which serves two million customers in more than 50 countries, is one of the largest and most global of the world's leading gases companies. It employs more than 46,000 people worldwide and had annual sales of over (pound)4 billion in 2002. Further information about The BOC Group may be obtained on the Internet at http://www.boc.com



Contact:     Christopher Marsay, Director - Investor Relations
             Tel. 01276 477222 (International +44 1276 477222)



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


   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 31 JULY 2003
                  AT 12.50 HRS UNDER REF: PRNUK-3107031248-AAB5

31 July 2003

The BOC Group plc

The BOC Group plc will be announcing its results for the nine months ended 30 June 2003 on Tuesday 5 August 2003.

--------------------------------------------------------------------------------
Contact:     Christopher Marsay, Director - Investor Relations
--------------------------------------------------------------------------------
             Tel: 01276 477222 (International +44 1276 477222)
--------------------------------------------------------------------------------


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


                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: August 1, 2003



                                      By:   /s/       David Kinnair
                                           -------------------------------------
                                           Name: David Kinnair
                                           Title:    Assistant Company Secretary




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